CUSIP No. 458751302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INTERLINK ELECTRONICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

458751302

(CUSIP Number)

Steven N. Bronson

SB4 Investments LLC

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

15707 Rockfield Boulevard

Suite 105

Irvine, CA 92618

949.504.4442

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458751302

1.	Names of Reporting Persons Steven N. Bronson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 4,455,040 (1)

		8.	Shared Voting Power 1,006,773 (2)

		9.	Sole Dispositive Power 4,455,040 (1)

		10.	Shared Dispositive Power 1,006,773 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,461,813 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.86%
14.	Type of Reporting Person (See Instructions) IN

(1)	This includes

a.	4,022,140 shares previously held by Mr. Bronson and his former spouse as joint tenants that they contributed to SB4 Investments LLC (“SB4”), which is owned by Mr. Bronson and his former spouse (as to which shares, as the Managing Member and majority owner of SB4, he may be deemed to be the beneficial owner),
b.	226,900 shares held directly by Mr. Bronson, and
c.	206,000 shares owned by Mr. Bronson’s former spouse as to which he holds sole voting and dispositive power and may therefore be deemed to be the beneficial owner.

(2)	This includes (a) 993,658 shares owned directly by BKF Asset Holdings, Inc. (“BKF Holdings”), which is a wholly owned subsidiary of BKF Capital Group, Inc. (“BKF Capital”), as to which shares Mr. Bronson, as the Chairman, CEO and majority shareholder of BKF Capital, may be deemed to be the beneficial owner, and (b) 13,115 shares held by Mr. Bronson’s parents over which he has shared trading authority.

(3)	This includes (a) the shares held directly by Mr. Bronson, (b) the shares owned by SB4 and BKF Holdings, (c) the shares held by his former spouse as to which he has sole voting and dispositive power, and (d) the shares held by his parents as to which he has shared trading authority.

CUSIP No. 458751302

1.	Names of Reporting Persons SB4 Investments LLC EIN 88-1598441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 4,022,140 (1)

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 4,022,140 (1)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,022,140 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 61.02%
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents shares previously held by Mr. Bronson and his former spouse as joint tenants that they contributed to SB4 Investments, LLC (“SB4”). As the Managing Member and majority owner of SB4, Mr. Bronson may be deemed to be the beneficial owner of these shares.

CUSIP No. 458751302

1.	Names of Reporting Persons BKF Capital Group, Inc. EIN 36-0767530

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 993,658 (1)

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 993,658 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 993,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.07%
14.	Type of Reporting Person (See Instructions) CO

(1)	These shares are owned directly by BKF Asset Holdings, Inc., which is a wholly owned subsidiary of BKF Capital Group, Inc.

CUSIP No. 458751302

1.	Names of Reporting Persons BKF Asset Holdings, Inc. EIN 90-0941288

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 0

		8.	Shared Voting Power 993,658

		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 993,658

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 993,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 15.07%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 458751302

Item 1.	Security and Issuer
This Schedule 13D Amendment is filed on behalf of Steven N. Bronson (“Mr. Bronson”), SB4 Investments LLC (“SB4”), BKF Capital Group, Inc. (“BKF Capital”) and BKF Asset Holdings, Inc. (“BKF Holdings”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Interlink Electronics, Inc., a Nevada corporation with its principal offices located at 15707 Rockfield Blvd, Suite 105, Irvine, CA 92618 (the “Issuer” or “Interlink”). The Issuer recently reported that as of August 10, 2023, there were 6,591,787 shares of Common Stock outstanding.

Item 2.	Identity and Background

(a)   This schedule D is filed on behalf of Mr. Bronson, SB4, BKF Capital and BKF Holdings. BKF Holdings is a wholly owned subsidiary of BKF Capital.

(b)   The business address of Mr. Bronson, SB4, BKF Capital and BKF Holdings is 15707 Rockfield Blvd, Suite 105, Irvine, CA 92618.

(c)   Mr. Bronson is the Chairman, President and CEO of Interlink. He is also the Managing Member and majority owner of SB4 and the Chairman, CEO and majority shareholder of BKF Capital, which is a publicly traded corporation.

(d)   During the last five years, none of Mr. Bronson, SB4, BKF Capital and BKF Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   None of Mr. Bronson, SB4, BKF Capital and BKF Holdings, during the last five years, has been a party to a civil proceeding of a judicial or adminstative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Bronson is a citizen of the Unites States of America. SB4 is a limited liability company organzed under the laws of the State of Nevada. Each of BKF Capital and BKF Holdings is a corporation organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration
The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement was approximately $6,284,814. The source of funds was working capital of BKF Holdings and, for the shares held by Mr. Bronson (including those held by his former spouse), Mr. Bronson’s personal funds (approximately $3,425,058). Such amounts do not include the cost of the shares held by Mr. Bronson’s parents, as to which Mr. Bronson disclaims knowledge.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes and may make further purchases or sales of shares of Common Stock through open-market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Bronson in his capacity as a director of the Issuer or by the Board of Directors of the Issuer with the participation of Mr. Bronson. Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals and to take any actions with respect to its investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   SB4 beneficially owns an aggregate of 4,022,140 shares of Common Stock, all of which are held directly by SB4, representing approximately 61.02% of the total outstanding shares of Common Stock. BKF Holdings beneficially owns an aggregate of 993,658 shares of Common Stock, all of which are held directly by BKF Holdings, representing approximately 15.07% of the total outstanding shares of Common Stock. BKF Capital beneficially owns an aggregate of 993,658 shares of Common Stock, all of which are held indirectly through BKF Holdings, representing approximately 15.07% of the total outstanding shares of Common Stock.

Mr. Bronson is the Managing Member and majority owner of SB4 and thus may be deemed to be the beneficial owner of the shares of Common Stock held by SB4. He is the Chairman, CEO and majority shareholder of BKF Capital and thus may be deemded to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson personally owns an additional 226,900 shares of Common Stock, representing approximately 3.44% of the total outstanding shares of Common Stock.

Mr. Bronson has sole voting and dispositive power with respect to the 206,000 shares (approximately 3.13% of the total outstanding shares) held by his former spouse, but otherwise disclaims beneficial ownership of such shares..

Effective October 11, 2023, Mr. Bronson assumed shared trading control over 13,115 shares of Common Stock (approximately 0.20% of the total outstanding shares) held by his parents and thus may be deemed to have beneficial ownership of such shares.

Accordingly, Mr. Bronson may be deemed to benefically own an aggregate of 5,461,813 shares of Common Stock, representing approximately 82.86% of the total outstanding shares of Common Stock.

CUSIP No. 458751302

(b)   The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c)   The following open market transactions were effected by Mr. Bronson, SB4, BKF Capital and BKF Holdings during the past sixty (60) days: None

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to be Filed as Exhibits
Not applicable

CUSIP No. 458751302

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

SB4 Investments LLC

By:	/s/ Steven N. Bronson
Steven N. Bronson
Managing Member

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson
President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson
President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).